MATERIAL CHANGE REPORT

1.	Reporting Issuer

International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado
USA 80112

2.	Date of Material Change

April 18, 2005

3.	Press Release

A press release describing the material change was issued on April 18, 2005 in
Englewood, Colorado. A copy of the press release is attached as Schedule “A”
hereto.

4.	Summary of Material Change

On April 18, 2005, the Board of Directors of the Reporting Issuer announced that it has adopted a Shareholder Protection Rights Plan (the “Rights Plan”). The
Rights Plan is currently in effect, but must be ratified and confirmed by a resolution passed by a majority of the votes cast by independent shareholders at a shareholders meeting held on or before October 18, 2005 (the “Meeting”). If the
Rights Plan is ratified and confirmed by a majority of the votes cast by independent shareholders at the Meeting, the Rights Plans will continue in effect until the date upon which the annual meeting of the holders of the common shares terminates in 2008 subject to earlier termination or expiration of the Rights Plan in accordance with its terms. If the Rights Plan is not ratified and confirmed by a majority of the votes cast by independent shareholders at the Meeting, the Rights
Plan and all rights issued pursuant to the Rights Plan will be deemed terminated.

5.	Full Description of Material Change

The Board of Directors of the Reporting Issuer has adopted a new Rights Plan.

The purpose of the Rights Plan is to provide the Board of Directors and shareholders of the Reporting Issuer with sufficient time to evaluate a take-over bid and, if appropriate, to pursue alternatives with a view to maximizing shareholder value. The Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of the Reporting
Issuer and have an equal opportunity to participate in the benefits of a take-over bid.

The Reporting Issuer believes that the Rights Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses published guidelines for such plans set out by institutional investors.

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of shareholders are considered to be “Permitted Bids.” A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, remain open for 60 days and satisfy certain other conditions.

Under the Rights Plan, rights are issued and attach to all common shares of the Reporting Issuer outstanding as at the record time and to all voting shares of the Reporting Issuer issued thereafter, subject to the limitations set forth in the Rights Plan. In the event of a take-over bid that does not meet the Permitted Bid requirements, those rights will entitle the shareholders (other than any shareholder or group of shareholders making the take-over bid) to purchase additional common shares of the Reporting Issuer at a substantial discount to the market value of such common shares.

The Reporting Issuer has stated that it is unaware of any pending or threatened take-over bids for the Reporting Issuer.

A summary of the material terms and conditions of the Rights Plan is attached as Schedule “B” hereto, which summary is qualified by and is subject to the full terms and conditions of the Shareholder Protection Rights Agreement (the “Agreement”) with CIBC Mellon Trust Company, as Rights Agent, providing for the Rights Plan. A copy of the Agreement is available from the Chief Executive Officer of the Reporting Issuer.

6. Senior Officer

If further information is needed, please contact Douglas B. Silver, Chairman and CEO: (303) 799-9020 or Douglas J. Hurst, President: (250) 352-5573, info@internationalroyalty.com.

The foregoing accurately discloses the material change referred to herein.

Dated April 21, 2005, in Englewood, Colorado.
“Douglas Silver” __________________________ Douglas Silver Chief Executive Officer

SCHEDULE A

TSX:IRC	NR 05-07

April 18, 2005

INTERNATIONAL ROYALTY CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

DENVER, COLORADO, April 18th, 2005 - International Royalty Corporation (TSX: IRC) (“IRC”) is pleased to announce the establishment of a shareholder rights plan agreement effective April 18th, 2005. Although the rights plan is effective upon its adoption, in accordance with Toronto Stock Exchange requirements, it will be submitted to the shareholders for ratification at IRC’s annual meeting scheduled to be held on May 26th, 2005.

If the rights plan resolution is ratified and confirmed at the annual meeting, the shareholder rights plan will continue in effect until the earlier of the termination time, as defined in the rights plan, or the date upon which the annual meeting of the holders of common shares terminates in 2008. If the rights plan resolution is not approved at the meeting, the rights plan will terminate at the end of the meeting.

The rights plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder value in the event of a takeover bid or other acquisition that could lead to the change in control of IRC. It is not intended to deter takeover proposals. The Reporting Issuer believes that the Rights Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses guidelines for such plans set out by institutional investors.

Douglas B. Silver, Chairman and CEO of IRC, said “The rights plan is intended to provide time for shareholders to properly assess any takeover bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and holding discussions with other potential bidders.”

In making the announcement, IRC is not aware of any pending or threatened takeover initiatives directed at the company. A copy of the rights plan is available by contacting IRC at info@internationalroyalty.com.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst President and Director

Some of the statements contained in this release are forward- looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward- looking statements are not statements of historical fact and address future events, conditions and expectations, forward- looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward- looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020 Douglas J. Hurst, President: (250) 352-5573 International Royalty Corporation 10 Inverness Drive East, Suite 104 Englewood, Colorado USA 80112 Fax: (303) 799-9017 info@internationalroyalty.com www.internationalroyalty.com

SCHEDULE “B”

SUMMARY OF MATERIAL TERMS AND CONDITIONS

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

     The following is a summary of the terms and conditions of the Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement dated as of April 18, 2005 between the Corporation and CIBC Mellon Trust Company, a copy of which is available on request from the Chief Executive Officer of the Corporation. All capitalized terms where used in this summary without definition have the meanings attributed to them in the Rights Plan.

(a) Issuance of Rights

Under the Rights Plan, the Rights which are outstanding at the Record Time of 5:00 p.m. (Toronto time) on April 18, 2005, were granted on the terms set out in the Rights Plan and the Corporation is authorized to continue the issuance of Rights for each “ Voting Share” (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

(b) Exercise Price

Until the Separation Time, the exercise price (“ Exercise Price”) of each Right is three times the Market Price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the Market Price, as at the Separation Time, per Common Share. The Exercise Price is subject to adjustment as set out in the Rights Agreement.

(c) Term

The Rights Plan was adopted by the Board on April 18, 2005 and has been in effect since that date (the “Effective Date”). If the Rights Plan is ratified and confirmed by the Independent Shareholders at a shareholders meeting held within six months of its adoption, it will continue in effect until the date upon which the annual meeting of the holders of Voting Shares terminates in 2008, subject to earlier termination or expiration of the Rights as set out in the Rights Agreement. If the Rights Plan is not ratified and confirmed by the Independent Shareholders at a shareholders meeting held within six months of ts i adoption, then the Rights Plan and all outstanding Rights shall terminate at the earlier of the time that the shareholders meeting at which the Rights Plan is considered terminates and October 18, 2005.

(d) Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange subject to the Corporation complying with the requirements of such exchange.

(e) Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time.” The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take -over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

(f) Acquiring Person

An “Acquiring Person” is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i)	a “Voting Share Re duction” means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(ii)	a “Permitted Bid Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)	a n “Exempt Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(iv)	a “Convertible Security Acquisition” means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)	a “Pro Rata Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any “Grandfathered Person” (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Corporation’s knowledge, there are no Grandfathered Persons.

(g) Beneficial Ownership

In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and “ Associates” (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

(h) Exclusions from the Definition of Beneficial Ownership

     The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager (“ Manager”) which holds securities in the performance of the Manager’s duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an

“Other Account”); (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator

(“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

     Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

     A person will not be deemed to “ Beneficially Own” any securities that are the subject of a Permitted Lock-Up Agreement. A “ Permitted Lock-Up Agreement” is an agreement (the “ Lock-Up Agreement”) between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the

“Lock-Up Bid”) made or to be made by the person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in oncert, provided that:

(i)	the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take -over bid or support another transaction where:

(A)	the price or value per Voting Share or Convertible Security offered under such other take -over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B)	the price or value per Voting Share or Convertible Security offered under such other take -over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share or Convertible Security offered under the Lock- Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C)	the number of Voting Shares and/or Convertible Securities to be purchased under such other take -over bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercis e by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B) 50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

(i) Flip-In Event

     A “Flip-In Event” occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see “Waiver,” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

(j) Permitted Bid and Competing Permitted Bid

     A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is a Take -Over Bid made by way of a Take -Over Bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

(i)	no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take -over bid prior to the close of business on a date which is not less than 60 days following the date of the take -over bid;

(ii)	unless the Take -Over Bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take -over bid at any time prior to the close of business on the date of first take -up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take -Over Bid may be withdrawn at any time prior to the close of business on such date;

(iii)	more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the Take -Over Bid and not withdrawn at the close of business on the date of first take -up or payment for Voting Shares and/or Convertible Securities; and

(iv)	in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the Take-Over Bid and not withdrawn as at the date of first take -up or payment for Voting Shares and/or Convertible Securities under the Take -Over Bid, the Offeror will make a public announcement of that fact and the Take -Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

     A Competing Permitted Bid is a Take-Over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the Take-Over Bid constituting the Competing Permitted Bid and 60 days after the date of the Take-Over Bid of the prior bid.

(k)	Redemption

	(i)	Redemption of Rights on Approval of Holders of Voting Shares and Rights . With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip -In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the Rights Agreement.

	(ii)	Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

	(iii)	Redemption of Rights on Withdrawal or Termination of Bid. Where a take -over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip -In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(l)	Waiver

(i)	Discretionary Waiver respecting Acquisition not by Take -Over Bid Circular. With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip -In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take -Over Bid made by means of a take -over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Rights Plan to such Flip -In Event.

(ii)	Discretionary Waiver respecting Acquisition by Take -over Circular and Mandatory Waiver of Concurrent Bids. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-Over Bid made by means of a take -over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip -In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip -In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take -Over Bid made by means of a take -over bid circular sent to all holders of Voting Shares prior to the expiry of the Take -Over Bid for which a waiver is, or is deemed to have been, granted.

(iii)	Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip -In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

(m) Anti Dilution Adjustments

     The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)	if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Common Shares lieu of a regular cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)	if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

(n) Supplements and Amendments

     The Corporation may make changes to the Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Corporation may also make changes to the Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

     The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

     The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).